Exhibit 99.1

FORM 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1             IDENTITY OF COMPANY

1.1                                         Name and Address of Company

AltaGas Ltd. (“AltaGas”)

1700, 355 4th Ave SW

Calgary, AB T2P 0J1

1.2                                         Executive Officer

For further information, please contact Timothy W. Watson, Executive Vice President & Chief Financial Officer at 403-691-7575.

ITEM 2             DETAILS OF ACQUISITION

2.1                                         Nature of Business Acquired

Effective July 6, 2018, AltaGas acquired WGL Holdings, Inc. (the “WGL Acquisition”) pursuant to the terms of an agreement between AltaGas and WGL Holdings, Inc. (“WGL”) dated January 25, 2017 (the “Merger Agreement”).

WGL is a diversified energy infrastructure company and the sole common shareholder of Washington Gas Light Company (Washington Gas), a regulated natural gas utility headquartered in Washington, D.C., serving approximately 1.2 million customers in Virginia, Maryland, and the District of Columbia. WGL has a growing midstream business with investments in natural gas gathering infrastructure and regulated gas pipelines in the Marcellus/Utica gas formation located in the northeastern United States. WGL’s midstream business has interstate transportation and storage contracts as well as marine-based energy export capabilities via the North American Atlantic coast through WGL’s access to the Cove Point LNG Terminal in Maryland which was developed by a third party and recently began exporting LNG. WGL also owns contracted clean power assets, with a focus on solar distributed generation and energy efficiency assets throughout the United States. In addition, WGL has a retail gas and power marketing business with approximately 214,000 customers in Maryland, Virginia, Delaware, Pennsylvania and the District of Columbia. With the close of the WGL Acquisition, AltaGas has over $23 billion of assets and approximately 1.8 million rate regulated gas customers.

A more detailed description of the nature of the business of WGL is contained in the final short form base shelf prospectus of AltaGas dated June 13, 2018 (the “Prospectus”) under the section entitled “Recent Developments — Acquisition of WGL” beginning on page 14 of the document. This section of the Prospectus is specifically incorporated by reference into, and forms an integral part of, this report. The Prospectus has been filed under AltaGas’ profile on SEDAR at www.sedar.com.

2.2                                         Acquisition Date

The WGL Acquisition was completed on July 6, 2018 (the “Acquisition Date”).

2.3                                         Consideration

Under the terms of the transaction, WGL shareholders received US$88.25 per common share. The net cash consideration was approximately $6.0 billion (US$4.6 billion). The WGL Acquisition was financed through net proceeds of approximately $2.3 billion from the sale of subscription receipts, gross proceeds of approximately $922 million from the sale of a 35 percent minority interest in AltaGas’ Northwest British Columbia Hydro Electric Facilities, draws on the fully committed acquisition credit facility of $3.0 billion (US$2.3 billion) and existing cash on hand. The total funding included additional amounts for the payment of fees and regulatory commitments related to the WGL Acquisition. The acquisition credit facility could remain in place for up to 12 to 18 months after closing of the WGL Acquisition.

2.4                                         Effect on Financial Position

There are no plans or proposals for any material changes in the respective business affairs of AltaGas or WGL, other than plans to repay the acquisition credit facility through monetization of certain assets as well as the proceeds of term debt and hybrid securities offerings.

Certain assets are currently under review for potential divestiture. With the greatest opportunities for growth lying in the Gas business and in U.S. utilities and AltaGas’ current capital investments primarily targeted in those areas, AltaGas expects asset sales to further streamline its business, provide for business optimization and align with and support its vision for the Corporation.

For further information relating to the expected effect of the WGL Acquisition on AltaGas’ financial statements please refer to the Unaudited Pro Forma Consolidated Financial Statements of AltaGas included in Appendix A of this document.

2.5                                         Prior Valuations

To the knowledge of AltaGas, there has not been any valuation opinion obtained within the last 12 months by either AltaGas or WGL required by securities legislation or a Canadian exchange or market to support the consideration paid by AltaGas for the WGL Acquisition.

2.6                                         Parties to Transaction

WGL was not an informed person (as such term is defined in section 1.1 of National Instrument 51-102 Continuous Disclosure Obligations), associate or affiliate of AltaGas prior to the WGL Acquisition.

2.7                                         Date of Report

August 8, 2018

ITEM 3             FINANCIAL STATEMENTS

The following financial statements form an integral part of this Business Acquisition Report:

1)                  Audited Consolidated Financial Statements of WGL

The audited consolidated balance sheets of WGL as of September 30, 2017 and 2016, and the related consolidated statements of income, comprehensive income, cash flows and equity for each of the three years in the period ended September 30, 2017, and the notes thereto are incorporated by reference herein and may be viewed on AltaGas’ SEDAR profile at www.sedar.com. The auditor was not engaged to consent to the inclusion of their audit report in this business acquisition report.

2)                  Unaudited Interim Consolidated Financial Statements of WGL

The unaudited interim consolidated balance sheets of WGL as of June 30, 2018, and September 30, 2017 and the related unaudited interim consolidated statements of income, comprehensive income, cash flows and equity for three and nine months ended June 30, 2018 and June 30, 2017, and the notes thereto are incorporated by reference herein and may be viewed on AltaGas’ SEDAR profile at www.sedar.com.

3)                  Unaudited Pro Forma Consolidated Financial Statements of AltaGas

Attached as Schedule A hereto are the unaudited pro forma consolidated balance sheet of AltaGas as at June 30, 2018 and the related pro forma consolidated statements of income for the periods ended June 30, 2018 and December 31, 2017, including the pro forma earnings per share.

Caution Regarding Unaudited Pro Forma Consolidated Financial Statements

This Business Acquisition Report contains the unaudited pro forma consolidated financial statements of AltaGas comprised of the consolidated statement of income of AltaGas for the periods ended June 30, 2018 and December 31, 2017 and the consolidated balance sheet as at June 30, 2018, giving effect to the WGL Acquisition. Such unaudited pro forma consolidated financial statements have been prepared using certain of AltaGas’ and WGL’s respective historical financial statements as more particularly described in the notes to such unaudited pro forma consolidated financial statements. In preparing such unaudited pro forma consolidated financial statements, AltaGas has not independently verified the financial statements of WGL that were used to prepare the unaudited pro forma consolidated financial statements. Such unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected therein occurred on the dates indicated. Actual amounts recorded upon the finalization of the purchase price allocation under the WGL Acquisition may differ from the amounts reflected in such unaudited pro forma consolidated financial statements. Since the unaudited pro forma consolidated financial statements have been developed to retroactively show the effect of a transaction that occurred at a later date (even though this was accomplished by following generally accepted practice using reasonable assumptions), there are limitations inherent in the very nature of pro forma data. The data contained in the unaudited pro forma consolidated financial statements represents only a simulation of the potential financial impact of AltaGas’ acquisition of WGL pursuant to the WGL Acquisition. The assumptions made in determining the pro forma adjustments provide a reasonable basis for presenting the significant financial effect directly attributable to the WGL Acquisition. These pro forma adjustments are tentative and are based on currently available financial information and certain estimates and assumptions. The actual adjustments to the consolidated financial statements will depend on a number of factors. Therefore, it is expected that the actual adjustments will differ from the pro forma adjustments, and the differences may be material. Undue reliance should not be placed on such unaudited pro forma consolidated financial statements.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking information (forward-looking statements). Words such as “may”, “can”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “aim”, “seek”, “propose”, “contemplate”, “estimate”, “focus”, “strive”, “forecast”, “expect”, “project”, “target”, “potential”, “objective”, “continue”, “outlook”, “vision”, “opportunity” and similar expressions suggesting future events or future performance, as they relate to the Corporation or any affiliate of the Corporation, are intended to identify forward-looking statements. In particular, this report contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results.

Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: the implementation and success of AltaGas’ strategy for the Corporation as a whole and each of its business segments; that AltaGas has no plans for any material changes in the business affairs of AltaGas or WGL, other than plans to repay the acquisition credit facility; the expectation that the acquisition credit facility will be repaid through asset monetizations and proceeds from debt and hybrid securities offerings; expectations regarding asset divestitures; and expectations regarding targeted capital investment in Gas and the U.S. utilities .

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: access to and use of capital markets; market value of AltaGas’ securities; AltaGas’ ability to pay dividends; AltaGas’ ability to service or refinance its debt and manage its credit rating and risk; prevailing economic conditions; potential litigation; AltaGas’ relationships with external stakeholders, including Aboriginal stakeholders; volume throughput and the impacts of commodity pricing, supply, composition and other market risks; available electricity prices; interest rate, exchange rate and counterparty risks; the Harmattan Rep agreements; legislative and regulatory environment; underinsured losses; weather, hydrology and climate changes; the potential for service interruptions; availability of supply from Cook Inlet; availability of biomass fuel; AltaGas’ ability to economically and safely develop, contract and operate assets; AltaGas’ ability to update infrastructure on a timely basis; AltaGas’ dependence on certain partners; impacts of climate change and carbon taxing; effects of decommissioning, abandonment and reclamation costs; impact of labour relations and reliance on key personnel; cybersecurity risks; risks associated with the acquisition of WGL, the financing of the WGL Acquisition and the underlying business of WGL; and the other factors discussed under the heading “Risk Factors” in the Corporation’s AIF for the year ended December 31, 2017 and set out in AltaGas’ other continuous disclosure documents.

Many factors could cause AltaGas’ or any particular business segment’s actual results, performance or achievements to vary from those described in this report, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this report as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this report, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this report. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this report are expressly qualified by these cautionary statements.

Additional information relating to AltaGas, including its quarterly and annual MD&A and Consolidated Financial Statements, Annual Information Form, and press releases are available through AltaGas’ website at www.altagas.ca or through SEDAR at www.sedar.com.

SCHEDULE A

UNAUDITED PROFORMA CONSOLIDATED

FINANCIAL STATEMENTS

See attached

ALTAGAS LTD.

Unaudited Pro Forma Consolidated Financial Statements

As at and for the periods ended June 30, 2018

and December 31, 2017

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited pro forma consolidated financial statements give effect to the transaction between AltaGas Ltd. (“AltaGas” or the “Corporation”) and WGL Holdings, Inc. (“WGL”) under the acquisition method of accounting. The unaudited pro forma consolidated balance sheet gives effect to the acquisition (the “Acquisition”) as if it had closed on June 30, 2018. The unaudited pro forma consolidated statements of income for the six months ended June 30, 2018 and for the year ended December 31, 2017 give effect to the Acquisition as if it had closed on January 1, 2017. The actual closing date of the transaction was July 6, 2018.

The unaudited pro forma consolidated financial statements are based on the unaudited and audited consolidated financial statements of AltaGas as at and for the six months ended June 30, 2018 and for the year ended December 31, 2017, respectively, the audited consolidated financial statements of WGL for the year ended September 30, 2017, the unaudited consolidated financial statements of WGL as at and for the nine months ended June 30, 2018, and the unaudited consolidated financial statements of WGL for the three months ended December 31, 2017 and 2016.

As WGL’s financial year end differs from AltaGas’, the income statement of WGL for the year ended December 31, 2017 was constructed by taking the income statement for the year ended September 30, 2017 and subtracting the income statement for the three months ended December 31, 2016 and adding the income statement for the three months ended December 31, 2017. WGL’s income statement for the six months ended June 30, 2018 was constructed by taking the income statement for the nine months ended June 30, 2018 and subtracting the income statement for the three months ended December 31, 2017.

The unaudited pro forma consolidated financial statements are presented for informational purposes only. The pro forma adjustments are based upon available information and certain assumptions that the Corporation believes are reasonable in the circumstances, as described in the notes to the unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements do not reflect the impact of permanent financing through subsequent offerings and selected AltaGas asset sales and do not give effect to any potential cost savings and operating synergies, if any, that may result from the Acquisition.

The unaudited pro forma information presented, including allocation of purchase price, is based on preliminary estimates of fair values of assets acquired and liabilities assumed, available information and assumptions and may be revised as additional information becomes available. The actual adjustments to the consolidated financial statements upon the closing of the Acquisition will depend on a number of factors, including additional information available and the net assets of WGL on the closing date of the Acquisition. Therefore, the actual adjustments will differ from the preliminary pro forma adjustments and the differences may be material. For example, the final purchase price allocation is dependent on, among other things, the finalization of asset and liability valuations. Any final adjustment may change the allocation of purchase price, which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma consolidated financial statements, including a change to goodwill.

ALTAGAS LTD.

Pro Forma Consolidated Statement of Income

For the year ended December 31, 2017

(Unaudited)

($ millions except per share amounts)	AltaGas Ltd.	WGL Holdings, Inc.	Pro Forma Adjustments	Note	Pro Forma Consolidated Statement of Income
		Note 3(i)
REVENUE	$2,556.2	$3,113.6	$34.3	3(j)	$5,704.1

EXPENSES
Cost of sales, exclusive of items shown separately	1,357.1	1,683.7	—		3,040.8
Operating and administrative	573.8	764.1	(17.6)	3(j)	1,254.6
			(65.7)	3(j)
Accretion expenses	10.9	—	—		10.9
Depreciation and amortization	282.4	207.6	37.5	3(b)	527.5
Provision on assets	139.6	—	—		139.6
	2,363.8	2,655.4	(45.8)		4,973.4
Income from equity investments	31.4	33.6	—		65.0
Other income	11.2	0.7	—		11.9
Foreign exchange gains	1.7	—	—		1.7
Interest expense
Short-term debt	(3.7)	—	—		(3.7)
Long-term debt	(166.6)	(101.3)	(79.0)	3(d)	(327.6)
			19.3	3(j)
Income before income taxes	66.4	391.2	20.4		478.0
Income tax expense (recovery)	(33.5)	60.5	(21.4)	3(d)	18.4
			(10.5)	3(b)
			5.5	3(j)
			17.8	3(j)
Net income after taxes	99.9	330.7	29.0		459.6
Net income (loss) applicable to non-controlling interests	8.3	(25.1)	—		(16.8)
Net income applicable to controlling interests	91.6	355.8	29.0		476.4
Preferred share dividends	(61.3)	(1.7)	—		(63.0)
Net income applicable to common shares	$30.3	$354.1	$29.0		$413.4

Weighted average number of common shares outstanding (millions)
Basic	171.0		84.5	3(h)	255.5
Diluted	171.3		84.5	3(h)	255.8

Net income per common share
Basic	$0.18			3(h)	$1.62
Diluted	$0.18			3(h)	$1.62

See accompanying notes to the unaudited pro forma consolidated financial statements.

ALTAGAS LTD.

Pro Forma Consolidated Statement of Income

For the six months ended June 30, 2018

(Unaudited)

($ millions except per share amounts)	AltaGas Ltd.	WGL Holdings, Inc.	Pro Forma Adjustments	Note	Pro Forma Consolidated Statement of Income
		Note 3(i)
REVENUE	$1,488.2	1,674.2	—		$3,162.4

EXPENSES
Cost of sales, exclusive of items shown separately	862.6	929.0	—		1,791.6
Operating and administrative	287.1	397.2	(2.1)	3(j)	665.6
			(16.6)	3(j)
Accretion expenses	5.5	—	—		5.5
Depreciation and amortization	145.5	103.7	18.5	3(b)	267.7
	1,300.7	1,429.9	(0.2)		2,730.4
Income (loss) from equity investments	12.8	(26.0)	—		(13.2)
Other loss	(6.6)	(2.6)	—		(9.2)
Foreign exchange gains	0.6	—	—		0.6
Interest expense
Short-term debt	(1.2)	—	—		(1.2)
Long-term debt	(84.9)	(36.0)	(50.8)	3(d)	(164.8)
			6.9	3(j)
Income before income taxes	108.2	179.7	(43.7)		244.2
Income tax expense	20.6	82.1	(13.8)	3(d)	88.1
			(5.2)	3(b)
			0.7	3(j)
			3.7	3(j)
Net income after taxes	87.6	97.6	(29.1)		156.1
Net income (loss) applicable to non-controlling interests	4.6	(14.1)	—		(9.5)
Net income applicable to controlling interests	83.0	111.7	(29.1)		165.6
Preferred share dividends	(32.8)	(0.8)	—		(33.6)
Net income applicable to common shares	$50.2	$110.9	$(29.1)		$132.0

Weighted average number of common shares outstanding (millions)
Basic	177.9		84.5	3(h)	262.4
Diluted	178.1		84.5	3(h)	262.6

Net income per common share
Basic	$0.28			3(h)	$0.50
Diluted	$0.28			3(h)	$0.50

See accompanying notes to the unaudited pro forma consolidated financial statements.

ALTAGAS LTD.

Pro Forma Consolidated Balance Sheet

As at June 30, 2018

(Unaudited)

($ millions)	AltaGas Ltd.	WGL Holdings, Inc.	Pro Forma Adjustments	Note	Pro Forma Consolidated Balance Sheet
		Note 3(i)
Assets
Current Assets
Cash and cash equivalents	$783.8	$43.5	$(5,973.3)	3(a)	$11.2
			2,356.6	3(c)
			(54.6)	3(c)
			3,046.8	3(d)
			(1.5)	3(d)
			(190.1)	3(e)
Accounts receivable, net of allowances	262.9	711.7	—		974.6
Inventory	178.2	188.7	—		366.9
Restricted cash holdings from customers	4.0	—	—		4.0
Regulatory assets	1.5	4.5	—		6.0
Risk management assets	26.5	15.9	—		42.4
Prepaid expenses and other current assets	26.8	147.7	—		174.5
	$1,283.7	$1,112.0	$(816.1)		$1,579.6

Property, plant and equipment	6,883.6	6,253.9	(136.3)	3(b)	13,001.2
Intangible assets	585.8	—	476.7	3(b)	1,062.5
Goodwill	844.4	—	3,392.0	3(b)	4,236.4
Regulatory assets	333.5	385.5	37.1	3(b)	756.1
Risk management assets	13.9	25.9	—		39.8
Deferred income taxes	2.8	—	—		2.8
Prepaid post-retirement benefits	—	316.8	26.1	3(b)	342.9
Restricted cash holdings from customers	5.9	—	—		5.9
Long-term investments and other assets	330.4	18.6	(11.8)	3(d)	337.2
Investments accounted for by the equity method	592.1	892.0	298.6	3(b)	1,782.7
	$10,876.1	$9,004.7	$3,266.3		$23,147.1

ALTAGAS LTD.

Pro Forma Consolidated Balance Sheet (Continued)

As at June 30, 2018

(Unaudited)

($ millions)	AltaGas Ltd.	WGL Holdings, Inc.	Pro Forma Adjustments	Note	Pro Forma Consolidated Balance Sheet
		Note 3(i)
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$389.3	$603.4	$(15.2)	3(d)	$977.5
			64.4	3(d)	64.4
Dividends payable	33.0	33.7	—		66.7
Current portion of long-term debt	214.1	131.7	—		345.8
Notes payable and project financing	—	565.6	—		565.6
Customer deposits	20.9	85.0	—		105.9
Regulatory liabilities	22.6	46.9	—		69.5
Risk management liabilities	65.1	26.5	—		91.6
Other current liabilities	24.0	56.1	—		80.1
	$769.0	$1,548.9	$49.2		$2,367.1

Long-term debt	3,249.0	2,474.7	87.3	3(b)	8,857.8
			3,046.8	3(d)
Asset retirement obligations	90.7	403.7	—		494.4
Deferred income taxes	601.8	786.4	186.2	3(b)	1,508.0
			(14.8)	3(c)
			0.6	3(d)
			(52.2)	3(e)
Regulatory liabilities	280.4	1,108.5	25.1	3(b)	1,414.0
Risk management liabilities	9.0	150.6	—		159.6
Other long-term liabilities	208.4	65.3	(26.9)	3(b)	246.8
Future employee obligations	123.1	249.6	(48.6)	3(b)	324.1
	$5,331.4	$6,787.7	$3,252.7		$15,371.8

Shareholders’ equity
Common shares	4,142.9	783.6	(783.6)	3(g)	6,459.7
			2,316.8	3(c)
Retained earnings (accumulated deficit)	(1,085.7)	1,404.0	(1,404.0)	3(g)	(1,222.3)
			1.3	3(d)
			(137.9)	3(e)
Preferred shares	1,277.7	—	—		1,277.7
Preferred shares - WGL Holdings, Inc.	—	37.1	4.2	3(b)	41.3
Contributed surplus	357.9	(9.8)	9.8	3(g)	357.9
Accumulated other comprehensive income (loss)	342.4	(7.0)	7.0	3(g)	342.4
Total shareholders’ equity	$5,035.2	$2,207.9	$13.6		$7,256.7
Non-controlling interests	509.5	9.1	—		518.6

Total equity	5,544.7	2,217.0	13.6		7,775.3
	$10,876.1	$9,004.7	$3,266.3		$23,147.1

See accompanying notes to the unaudited pro forma consolidated financial statements.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at and for the six months ended June 30, 2018 and for the year ended December 31, 2017

(in millions of Canadian dollars unless otherwise noted)

1.                  BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated financial statements give effect to the acquisition (the “Acquisition”) by AltaGas Ltd. (“AltaGas” or the “Corporation”) of WGL Holdings, Inc. and its subsidiaries (collectively, “WGL”) as described in the Business Acquisition Report (“BAR”) dated August 8, 2018. The accompanying unaudited pro forma consolidated financial statements have been prepared by management of AltaGas and are derived from the unaudited and audited consolidated financial statements of AltaGas as at and for the six months ended June 30, 2018 and for the year ended December 31, 2017, respectively, the audited consolidated financial statements of WGL for the year ended September 30, 2017, the unaudited consolidated financial statements of WGL as at and for the nine months ended June 30, 2018, and the unaudited consolidated financial statements of WGL for the three months ended December 31, 2017 and 2016.

As WGL’s financial year end differs from AltaGas’, the income statement of WGL for the year ended December 31, 2017 was constructed by taking the income statement for the year ended September 30, 2017 and subtracting the income statement for the three months ended December 31, 2016 and adding the income statement for the three months ended December 31, 2017. WGL’s income statement for the six months ended June 30, 2018 was constructed by taking the income statement for the nine months ended June 30, 2018 and subtracting the income statement for the three months ended December 31, 2017.

The accompanying unaudited pro forma consolidated financial statements should be read in conjunction with the description of the Acquisition provided in the BAR, the audited and unaudited consolidated financial statements of WGL, including the notes thereto, incorporated by reference in the BAR, and the historical unaudited and audited consolidated financial statements of AltaGas, including the notes thereto.

Except for the new accounting standards AltaGas adopted as of January 1, 2018, the accompanying unaudited pro forma consolidated financial statements utilize accounting policies that are consistent with those disclosed in the audited consolidated financial statements of AltaGas as at and for the year ended December 31, 2017 and were prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

The Acquisition has been accounted for using the acquisition method. Based on the purchase price calculation as detailed in the merger agreement dated January 25, 2017 (the “Merger Agreement”), the net purchase price for WGL was approximately $6.0 billion (see Note 3a).

The unaudited pro forma consolidated balance sheet and consolidated statements of income reflect the Acquisition as if it had closed on June 30, 2018 and January 1, 2017, respectively. The accompanying unaudited pro forma consolidated financial statements may not be indicative of the results that would have been achieved if the transactions reflected therein had been completed on the dates indicated or the results which may be obtained in the future. For instance, the actual purchase price allocation will reflect the fair value, at the purchase date, of the assets acquired and liabilities assumed based upon the Corporation’s evaluation of such assets and liabilities following the closing of the Acquisition. Accordingly, the final purchase price allocation may differ materially from the preliminary allocation reflected herein.

The underlying assumptions for the pro forma adjustments provide a reasonable basis for presenting the significant financial effects directly attributable to the Acquisition. These pro forma adjustments are preliminary and are based on currently available financial information and certain estimates and assumptions. AltaGas has performed a preliminary valuation analysis of WGL’s assets to be acquired and liabilities to be assumed. This preliminary valuation has been used to prepare pro forma adjustments in the preliminary purchase price allocation presented in the unaudited pro forma consolidated financial statements. The final purchase price allocation will be determined when the Corporation has completed the detailed valuations and necessary calculations. The actual adjustments to the unaudited pro forma consolidated financial statements will depend on a number of factors. Therefore, it is expected that the actual adjustments will differ from the preliminary pro forma adjustments, and the differences may be material.

2.                  DESCRIPTION OF TRANSACTION

On July 6, 2018 AltaGas acquired WGL for US$88.25 per share in an all cash transaction. The net cash consideration was approximately $6.0 billion. AltaGas also assumed WGL’s existing debt and preferred shares, which were approximately $3.3 billion and $41.1 million, respectively, as at June 30, 2018 (see Note 3a).

The accompanying unaudited pro forma consolidated financial statements reflect that, at closing, the Acquisition and related expenses were financed through (i) the net proceeds of approximately $2.3 billion from the sale of subscription receipts, (see Note 3c), (ii) gross proceeds of approximately $922 million from the sale of a 35 percent minority interest in AltaGas’ Northwest British Columbia Hydro Electric Facilities, and (iii) draws of approximately $3.0 billion on the fully committed bridge financing facility (the “Acquisition Credit Facility”) with certain financial institutions in an aggregate principal amount of up to US$3.0 billion (see Note 3d).

3.                  PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

a)             Purchase price and financing structure

The following is the purchase price, funding requirements and assumed financing structure for the Acquisition. These figures have been reflected in the accompanying unaudited pro forma consolidated financial statements.

Purchase Price (1)
Unadjusted purchase price		$9,286.2
Assumed debt of WGL		(3,315.1)
Assumed preferred shares of WGL		(41.1)
Cash and cash equivalents of WGL		43.3
Purchase price	Note 3(b)	$5,973.3

Funding Requirements
Purchase price		$5,973.3
Subscription receipts issuance costs	Note 3(c)	54.6
Acquisition credit facility costs (1)	Note 3(d)	24.2
Acquisition costs (1)	Note 3(e)	272.9
Funding requirements		$6,325.0

Assumed Financing Structure
Subscription receipts	Note 3(c)	$2,356.6
Asset Sales	Note 3(b)	921.6
Acquisition credit facility	Note 3(d)	3,046.8
Total		$6,325.0

(1) Translated at the exchange rate (1.31) in effect as at the Acquisition date of July 6, 2018.

b)             Preliminary purchase price allocation

The estimated net purchase price has been allocated to the estimated fair values of WGL net assets and liabilities as at June 30, 2018 in accordance with the acquisition method, as follows:

	WGL Holdings, Inc.	Fair Value and Other Adjustments	Fair Value
	Note 3(i)
Assets Acquired
Cash and cash equivalents	$43.5	$—	$43.5
Accounts receivable	711.7	—	711.7
Inventory	188.7	—	188.7
Regulatory assets	4.5	—	4.5
Risk management assets	15.9	—	15.9
Prepaid and other current assets	$147.7	$—	$147.7
Total current assets	1,112.0	—	1,112.0

Property, plant and equipment	$6,253.9	$(136.3)	$6,117.6
Intangible assets	—	476.7	476.7
Regulatory assets	385.5	37.1	422.6
Risk management assets	25.9	—	25.9
Prepaid post-retirement benefits	316.8	26.1	342.9
Long-term investments and other assets	18.6	—	18.6
Investments accounted for by the equity method	892.0	298.6	1,190.6
	$9,004.7	$702.2	$9,706.9

Liabilities Assumed
Accounts payable and accrued liabilities	$603.4	$64.4	$667.8
Current maturities of long-term debt	131.7	—	131.7
Dividends payable	33.7	—	33.7
Notes payable and project financing	565.6	—	565.6
Customer deposits	85.0	—	85.0
Regulatory liabilities	46.9	—	46.9
Risk management liabilities	26.5	—	26.5
Other current liabilities	56.1	—	56.1
Total current liabilities	$1,548.9	$64.4	$1,613.3

Long-term debt	$2,474.7	$87.3	$2,562.0
Asset retirement obligations	403.7	—	403.7
Deferred income taxes	786.4	186.2	972.6
Regulatory liabilities	1,108.5	25.1	1,133.6
Risk management liabilities	150.6	—	150.6
Other long-term liabilities	65.3	(26.9)	38.4
Future employee obligations	249.6	(48.6)	201.0
	$6,787.7	$287.5	$7,075.2

Preferred shares	$37.1	$4.2	$41.3
Non-controlling interest	$9.1	$—	$9.1
Net assets at fair value, as at June 30, 2018			$2,581.3
Estimated purchase price			$5,973.3
Goodwill			$3,392.0

Under the acquisition method, the acquired tangible and intangible assets and assumed liabilities of the acquired entity are primarily measured at their estimated fair value at the date of acquisition. The excess of the purchase price over the preliminary estimated fair value of net assets acquired is classified as goodwill on the accompanying unaudited pro forma consolidated balance sheet. Such goodwill is not amortized but will be evaluated for impairment on at least an annual basis. AltaGas has performed a preliminary valuation analysis of WGL’s assets acquired and liabilities assumed. This preliminary valuation has been used to prepare pro forma adjustments in the preliminary purchase price allocation presented in the unaudited pro forma consolidated financial statements. The estimated fair values and useful lives of assets acquired and liabilities assumed are subject to final valuation adjustments which may cause some of the amounts ultimately recorded as goodwill to be materially different from those shown on the unaudited pro forma consolidated balance sheet. The preliminary estimates used to prepare the pro forma information presented will be updated after the closing of the Acquisition based upon AltaGas’ final analysis.

The fair value of property, plant and equipment was estimated using the valuation methodologies described in ASC 820, Fair Value Measurements and Disclosures, to value the property, plant and equipment purchased. The fair value of WGL’s rate regulated property, plant and equipment is determined using a market participant perspective, which is equal to the carrying amount. The preliminary fair values of the remaining non-regulated property, plant and equipment is determined using both the income and cost approaches and resulted in a fair value decrease of approximately $86.3 million. This difference is expected to be amortized over 30 years, the estimated useful life of the assets, resulting in an estimated reduction in depreciation expense for the year ended December 31, 2017 and six months ended June 30, 2018 of approximately $2.8 million ($2.0 million after-tax) and $1.4 million ($1.0 million after-tax), respectively. Also included in the pro forma adjustments to property, plant, and equipment is a reduction for a regulatory commitment to regulated property, plant, and equipment of $50.0 million which will be expensed by WGL upon close of the Acquisition, and would have resulted in an estimated reduction in depreciation expense for the year ended December 31, 2017 and six months ended June 30, 2018 of approximately $1.1 million ($0.8 million after-tax) and $0.5 million ($0.4 million after-tax), respectively.

Long-term investments include WGL’s 55 percent equity investment in Meade Pipeline Co. LLC. (Meade), a 10 percent equity interest in Mountain Valley Pipeline LLC (Mountain Valley), and a 30 percent equity interest in Stonewall Gas Gathering Systems LLC (Stonewall). The preliminary fair value of these investments has been determined using an income approach, resulting in an estimated fair value increase of approximately $298.6 million. Approximately $238.3 million of the difference is related to Stonewall and is expected to be amortized over 40 years, the estimated life of the investment. The resulting estimated increase in depreciation expense for the year ended December 31, 2017 and six months ended June 30, 2018 is approximately $5.8 million ($4.1 million after-tax) and $3.0 million ($2.1 million after-tax), respectively. The fair value differences related to Meade and Mountain Valley are not depreciated as the pipelines are under construction and not in-service.

Intangible assets consist of customer relationships, various contracts relating to gas transportation capacity, and natural gas purchase and sale agreements for energy exports. The preliminary fair value of these investments has been determined using an income approach, resulting in an estimated fair value increase of approximately $476.7 million. Approximately $292.3 million of the increase is expected to be amortized over 5 to 20 years, the estimated useful life of the assets, resulting in an estimated increase in depreciation expense for the year ended December 31, 2017 and six months ended June 30, 2018 of approximately $35.5 million ($25.6 million after-tax) and $17.5 million ($12.6 million after-tax), respectively. The remaining fair value increase of $184.4 million relates to natural gas transportation contracts which have an indefinite life and will not be depreciated.

The fair value of long-term debt was estimated based on the quoted market prices of the U.S. Treasury issues having a similar term to maturity, adjusted for the credit quality of the debt issuer, WGL or Washington Gas

Light Company. This resulted in a fair value increase of approximately $87.3 million, with a corresponding regulatory offset. There was no impact to the consolidated statement of income.

The adjustments to the fair value of net assets on the preliminary purchase price allocation would result in a increase to the deferred income tax liability of approximately $186.2 million based on AltaGas’ U.S. statutory income tax rate of 28.0 percent.

c)              Subscription receipts

In the first quarter of 2017, the Corporation completed the sale of 84.5 million subscription receipts in a private placement and on a bought deal basis for total gross proceeds of approximately $2.6 billion including the over-allotment option that was partially exercised. Each subscription receipt entitled the holder thereof to receive, (i) automatically upon the closing of the Acquisition and without any further action on the part of the holder thereof, and without payment of additional consideration, one common share of the Corporation; and (ii) dividend equivalent payments in respect of any dividends on the common shares for which record dates occurred during the period that the subscription receipts were outstanding. The net proceeds from the sale of the subscription receipts were held by an escrow agent pending satisfaction of conditions precedent to the closing of the Acquisition. The unaudited pro forma consolidated financial statements reflect the actual net proceeds from the subscription receipts of approximately $2.3 billion. Underwriting costs upon close are approximately $54.6 million ($39.8 million after-tax) and will result in a corresponding deferred income tax asset of approximately $14.8 million based on AltaGas’ Canadian statutory income tax rate of approximately 27.1 percent.

d)             Acquisition credit facility

The unaudited pro forma consolidated financial statements reflect that, at closing, the Acquisition was partially financed by a drawdown of approximately $3.0 billion under the Acquisition Credit Facility. The Corporation currently expects that the Acquisition Credit Facility will be repaid through monetization of certain assets as well as the proceeds of term debt and hybrid securities offerings. The subsequent offerings and asset sales have not been reflected in the unaudited pro forma consolidated financial statements.

The interest rate on the Acquisition Credit Facility for the year ended December 31, 2017 is estimated at 2.65 percent and would result in incremental interest expense of $79.0 million. Incremental interest expense resulted in a corresponding deferred income tax recovery for the year ended December 31, 2017 of approximately $21.4 million based on AltaGas’ Canadian statutory tax rate of 27.1 percent.

The interest rate on the Acquisition Credit Facility for the six months ended June 30, 2018 is estimated at 3.46 percent and would result in incremental interest expense of $50.8 million. This incremental interest expense would result in a corresponding deferred income tax recovery for the six months ended June 30, 2018 of approximately $13.8 million based on AltaGas’ Canadian statutory tax rate of 27.1 percent.

Acquisition Credit Facility costs upon close are approximately $24.3 million ($17.7 million after-tax). Actual Acquisition Credit Facility costs of $19.3 million ($14.0 million after-tax) and $6.9 million ($5.0 million after-tax) were expensed by the Corporation during the year ended December 31, 2017 and six months ended June 30, 2018, respectively, have been removed from interest expense as a pro forma adjustment as these costs are directly incremental to the Acquisition and non-recurring in nature (see Note 3j). $1.9 million ($1.3 million after-tax) of Acquisition Credit Facility costs have been included as a pro forma adjustment to retained earnings on the unaudited pro forma consolidated balance sheet as opposed to being reflected in the unaudited pro forma consolidated statements of income on the basis that these expenses are directly incremental to the Acquisition and are non-recurring in nature. The pro forma adjustment of $ 1.9 million ($1.3 million after-tax) to the unaudited pro forma consolidated balance sheet is comprised of the following:

	Pre-tax	Tax	After-tax
Reduction in cash and cash equivalents	$(1.5)	$0.4	$(1.1)
Reduction in long-term investments and other assets	(11.8)	3.1	(8.7)
Reduction in accounts payable and accrued liabilities	15.2	(4.1)	11.1
Net adjustment to retained earnings	$1.9	$(0.6)	$1.3

Included in the pro forma adjustments to accounts payable and accrued liabilities are costs associated with the completion of the Acquisition of $64.4 million and will be expensed by WGL upon close of the Acquisition.

e)              Acquisition costs

Acquisition costs are estimated at approximately $274.2 million ($207.1 million after-tax) of which $65.7 million ($53.2 million after-tax) were incurred in 2017 and $16.6 million ($14.8 million after-tax) were incurred during the six months ended ended June 30, 2018 (see Note 3j). Acquisition costs are comprised of estimated costs of certain commitments that have been offered in the regulatory applications, estimated accounting, legal, tax, financial advisory, and other costs associated with the completion of the Acquisition. These costs have been included as a pro forma adjustment to retained earnings on the unaudited pro forma consolidated balance sheet as opposed to being reflected in the unaudited pro forma consolidated statements of income on the basis that these expenses are directly incremental to the Acquisition and are non-recurring in nature.

f)               Income taxes

For the purpose of the accompanying unaudited pro forma consolidated financial statements including pro forma adjustments, average Canadian and U.S. deferred income tax rates of 27.1 percent and 27.8 percent, respectively, have been applied. The deferred income tax asset and liability is the cumulative amount of tax applicable to temporary differences between the accounting and tax values of assets and liabilities. Deferred income tax assets and liabilities are measured at the tax rates expected to apply when these differences reverse.

g)             WGL historical shareholders’ equity

The historical shareholders’ equity of WGL, which includes retained earnings, accumulated other comprehensive loss, contributed surplus and common shares, has been eliminated on consolidation.

h)             Net income per common share

Net income per common share is calculated by dividing the pro forma net income applicable to common shares by the weighted average number of common shares outstanding for the year ended December 31, 2017 and six months ended June 30, 2018 and reflects the assumed issuance of 84.5 million AltaGas common shares, as if the issuance had taken place on January 1, 2017.

i)                Foreign exchange translation

The assets and liabilities of WGL, which has a U.S. dollar reporting and functional currency, are translated at the exchange rate in effect as at the unaudited pro forma consolidated balance sheet date of June 30, 2018. Revenues and expenses of WGL’s operations are translated at the average exchange rate in effect during the reporting period. The following exchange rates were utilized for the unaudited pro forma consolidated financial statements:

Balance Sheet (U.S. dollars to Canadian dollars)

Closing rate — June 30, 2018: 1.3168

Closing rate — July 6, 2018: 1.3105

Income Statement (U.S. dollars to Canadian dollars)

Average rate — January 1, 2017 to December 31, 2017: 1.2986

Average rate — January 1, 2018 to June 30, 2018: 1.2781

j)                Adjustments for acquisition related costs

The mark-to-market loss of $34.3 million for the year ended December 31, 2017 and $nil for the six months ended June 30, 2018 related to foreign exchange option contracts to hedge the cash purchase price of WGL has been removed from unrealized losses on risk management contracts in the unaudited pro forma consolidated statement of income on the basis that the mark-to-market loss is directly incremental to the Acquisition and is non-recurring in nature.

Acquisition costs incurred by WGL of $17.6 million ($12.1 million after-tax) and $2.1 million ($1.4 million after-tax) during the year ended December 31, 2017 and six months ended June 30, 2018, respectively, have been removed from operating and administrative expense in the unaudited pro forma consolidated statement of income as these costs are directly incremental to the Acquisition and are non-recurring in nature.

Acquisition related costs incurred by AltaGas totaling $85.0 million ($67.2 million after-tax) and $23.5 million ($19.8 million after-tax) during the year ended December 31, 2017 and six months ended June 30, 2018, respectively, have been removed from the unaudited pro forma consolidated statements of income as these costs are directly incremental to the Acquisition and are non-recurring in nature.

Specifically, $19.3 million ($14.0 million after-tax) and $6.9 million ($5.0 million after-tax) of actual Acquisition Credit Facility costs incurred during the year ended December 31, 2017 and six months ended June 30, 2018, respectively, have been removed from interest expense and $65.7 million ($53.2 million after-tax) and $16.6 million ($14.8 million after-tax) of actual acquisition costs incurred during the year ended December 31, 2017 and six months ended June 30, 2018, respectively, have been removed from operating and administrative expense.